UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)1

Comscore, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

20564W105
(CUSIP Number)

DANIEL B. WOLFE
180 DEGREE CAPITAL CORP.
7 N. Willow Street, Suite 4B
Montclair, NJ 07042
Telephone: 973-746-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20564W105

1	NAME OF REPORTING PERSONS: 180 Degree Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,008,817 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,008,817 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,008,817 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

CUSIP No. 20564W105

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 6,008,817 shares of Common Stock of the Issuer is $11,933,348, including brokerage commissions. The source of funds for acquiring the foregoing shares of Common Stock was working capital the Reporting Person and capital from a separate account managed by the Reporting Person ("SMA").

Item 4. Purpose of the Transaction.

Items 4a-j are hereby amended as follows:

On May 31, 2023, the Reporting Person issued a press release that disclosed its votes on the proposals submitted to stockholders for the Issuer's 2023 Annual Meeting (the "May 31 Press Release"). The Reporting Person also reiterated its concerns from its prior press releases and suggested that the preferred stockholders of the Issuer accept the upcoming payment of the annual dividend in shares at the same price as that of the recent sale of preferred stock between Qurate and Liberty Broadband. This summary of the May 31 Press Release does not purport to be complete and is qualified in its entirety by the full text of the May 31 Press Release, a copy of which is attached hereto as Exhibit 4 and incorporated by reference herein.

Item 5.     Interest in the Securities of the Issuer

Items 5a-d are hereby amended and restated as follows:

(a)(b)    The Reporting Person directly owns, has the power to vote or direct the vote of, and the power to dispose or direct the disposition of 6,008,817 shares of Common Stock of the Issuer. Based upon a total of 93,494,451 outstanding shares of Common Stock as of May 4, 2023, the Reporting Person's shares represent approximately 6.4% of the outstanding shares of Common Stock.

(c)     The following shares of Common Stock of the Issuer were acquired in open market purchases within 60 days of the filing date of this Schedule 13D:

Class of Security	Shares Purchased	Price Per Share	Date of Purchase
Common Stock	373,000	$0.81	5/17/2023
Common Stock	24,000	$0.95	5/25/2023
Common Stock	55,990	$0.89	5/30/2023

(d)    The SMA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 204,035 of the shares reported in Items 7-11 and 13 of page 2 of this Schedule 13D less any fees due to the Reporting Person in its role as investment manager of the SMA. The SMA's economic interest is less than 5% of the subject securities reported on this Schedule 13D.

Item 7.    Material to be Filed as Exhibits

Item 7 is hereby amended as follows:

Exhibit 4 - Press release, dated May 31, 2023.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2023

180 DEGREE CAPITAL CORP.

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President

Exhibit 4

180 DEGREE CAPITAL CORP. DISCLOSES ITS VOTES ON PROPOSALS
FROM COMSCORE, INC. FOR 2023 ANNUAL MEETING

MONTCLAIR, N.J., May 31, 2023 - 180 Degree Capital Corp. (NASDAQ:TURN) (“180”) today disclosed that it has voted its approximately 6% of outstanding common stock as follows on the proposals included in the proxy statement for the 2023 Annual Meeting of Stockholders for Comscore, Inc. (“SCOR”):

1.to elect Nana Banerjee, David Kline, Kathi Love and Brian Wendling as Class I directors to serve for terms expiring at SCOR’s 2026 annual meeting of stockholders, to hold office until their respective successors have been duly elected and qualified;

180 WITHHELD votes for all nominated directors to emphasize its position that SCOR’s Board has not taken action for the benefit of all stakeholders of SCOR.

1.to approve, on a non-binding advisory basis, the compensation paid to SCOR’s named executive officers;

180 voted FOR this proposal.

1.to ratify the appointment of Deloitte & Touche LLP as SCOR’s independent registered public accounting firm for the fiscal year ending December 31, 2023;

180 voted FOR this proposal.

1.to approve an amendment to SCOR’s Amended and Restated 2018 Equity and Incentive Compensation Plan to increase the number of shares of SCOR’s common stock, par value $0.001 per share (the “Common Stock”) available for grant by 10,000,000;

180 voted FOR this proposal.

1.to adopt an amendment to the Certificate of Designations of SCOR’s Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”) to (i) permit us to pay annual dividends on the Series B Preferred Stock in the form of cash, shares of Common Stock, additional shares of Series B Preferred Stock, or a combination thereof, in each case in accordance with the amendment and as elected by members of SCOR’s Board of Directors who have not been designated by, and are not affiliated with, any holder of Series B Preferred Stock (the “Disinterested Directors”), and (ii) make certain other clarifying and conforming changes to the Certificate of Designations, including with respect to intended tax treatment;

180 voted AGAINST this proposal primarily due to our opposition to the ability this proposal would provide to pay annual dividends in Series B Preferred Stock.

1.to adopt an amendment to SCOR’s Amended and Restated Certificate of Incorporation to authorize additional shares of preferred stock, par value $0.001 per share (“preferred stock”) in order to permit us to issue additional shares of Series B Preferred Stock and other preferred stock and pay annual dividends in the form of Series B Preferred Stock, in accordance with the Certificate of Designations amendment and if elected by the Disinterested Directors; and

180 voted AGAINST this proposal primarily due to our opposition to the ability this proposal would provide to pay annual dividends in Series B Preferred Stock.

1.to approve, in accordance with Nasdaq Listing Rule 5635(d), the issuance of Common Stock or Series B Preferred Stock as annual dividends on the Series B Preferred Stock, in accordance with the terms of the Certificate of Designations amendment and if elected by the Disinterested Directors.

180 voted AGAINST this proposal primarily due to our opposition to the ability this proposal would provide to pay annual dividends in Series B Preferred Stock.

Additional Management Commentary

“Following a series of public letters that detailed our concerns with the corporate governance of SCOR’s Board as well as suggestions for actions SCOR’s Board and preferred stockholders could take in order to enhance value creation for all of SCOR’s stakeholders, SCOR’s board has remained silent and done nothing,” said Kevin M. Rendino, Chief Executive Officer of 180. “We are stunned by the lack of common sense that permeates SCOR’s Board and its arrogance for refusing to find simple ways to demonstrate alignment of interests with common stockholders; your do-nothing approach has resulted in staggering value destruction and a common stock that now trades below $1.00 per share.”

“We assume the time value and target return on investment are important parameters for each of SCOR’s preferred stockholders, Cerberus, Charter and Liberty Broadband,” added Daniel Wolfe, President of 180. To date, your ROI is negative and I cant imagine this has been a good investe“To that end, we believe that appreciation in the value of SCOR’s common stock is required to achieve these targets versus sitting idly by while clipping a below-market, 7.5% coupon on their preferred stock. We therefore offer up the following outside-of-the-box suggestion that we believe would result in immediate appreciation of SCOR’s common stock: take the next annual dividend in common stock at the same effective price per share Qurate sold its preferred stock stake to Liberty Broadband, or approximately $2.09 per share. Taking this step will allow everyone to see how the common stock responds, if the preferred stockholders align themselves with all SCOR’s stakeholders.”

“Put simply, inaction is not acceptable,” concluded Mr. Rendino. “SCOR’s Board and preferred stockholders need to take action now to reverse the destruction in value under their watch. Under no circumstance will we refrain from representing our views in whatever manner that may take until you take action and improve your governance.”

About 180 Degree Capital Corp.

180 Degree Capital Corp. is a publicly traded registered closed-end fund focused on investing in and providing value-added assistance through constructive activism to what we believe are substantially undervalued small, publicly traded companies that have potential for significant turnarounds. Our goal is that the result of our constructive activism leads to a reversal in direction for the share price of these investee companies, i.e., a 180-degree turn. Detailed information about 180 and its holdings can be found on its website at www.180degreecapital.com.

Press Contact:
Daniel B. Wolfe
Robert E. Bigelow
180 Degree Capital Corp.
973-746-4500
ir@180degreecapital.com

Mo Shafroth
Peaks Strategies
mshafroth@peaksstrategies.com

Forward-Looking Statements

This press release and the attached letter may contain statements of a forward-looking nature relating to future events. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. These statements reflect the 180’s current beliefs, are based upon public information provided in many cases by the Company, and a number of important factors could cause actual results to differ materially from those expressed in this press release. Please see 180’s and the Company's respective securities filings filed with the Securities and Exchange Commission for a more detailed discussion of the risks and uncertainties associated with each business and other significant factors that could affect actual results. Except as otherwise required by federal securities laws, 180 undertakes no obligation to update or revise these forward-looking statements to reflect new events or uncertainties. The reference and link to the website www.180degreecapital.com has been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release. 180 is not responsible for the contents of third-party websites.